September 21, 2007

via EDGAR

Craig Slivka

Attorney Advisor

United States Securities Exchange Commission

Division of Corporation Finance

Mail Stop 7010

Washington, D.C. 20549

RE:	Convergys Corporation

Definitive 14A

Filed March 13, 2007

File No. 001-14379

Dear Mr. Slivka:

Convergys Corporation (the “Company”) is in receipt of your letter dated August 21, 2007 regarding its Definitive 14A filed on March 13, 2007. Below is the Company’s response to each of your comments (which we have restated in italics):

1. Comment. The compensation discussion and analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. We refer you to Section II.B.1 of Commission Release No. 33-8732A. We note the disparity between Mr. Orr’s compensation and that of the other named executive officers. Please disclose how and why Mr. Orr’s compensation differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, please disclose on an individualized basis.

Company Response. The compensation of each of the NEOs1 is set through a benchmarking process. There are no material differences in the compensation-setting process, peer group, and target percentile used to determine the compensation of each NEO. The differences in each of the executive’s compensation, including Mr. Orr’s, is directly related to the nature of the positions held by each of the executives and the different duties and responsibilities associated with each position. As President and Chief Executive Officer, Mr. Orr was the top officer of the Company and, as evidenced through the benchmarking process, individuals who hold this position are provided with higher compensation than is provided to individuals holding other positions within the Company. All of the other NEOs reported directly or indirectly to Mr. Orr.

[1]	See pages 20 - 21 of the Company’s proxy statement.

2. Comment. We note your reference to the compensation committee’s engagement of Mercer Human Resources Consulting and management’s engagement of Towers Perrin. Describe in greater detail the nature and scope of each consultant’s assignment and the material elements of the instructions or directions given to the consultants with respect to the performance of their duties under the engagement.

Company Response. Towers Perrin was engaged by the Company to perform executive compensation consulting services requested by management. More specifically, Towers Perrin assisted management in making recommendations to the Compensation and Benefits Committee regarding executive and non-employee director compensation. Towers Perrin worked directly with various members of management to put together presentations to the Committee related to trends and best practices in executive compensation and non-employee director compensation. Towers Perrin’s global compensation and executive compensation databases and resources provided the foundation for the benchmarking process, which in turn served as the basis for setting levels of compensation for each of the NEO positions and for the non-employee directors. Towers Perrin frequently attended Committee meetings in order to present information and data and to answer questions asked by the Committee members and/or the Committee’s consultant.

Mercer Human Resource Consulting was engaged directly by the Committee to perform executive compensation consulting services as requested by the Committee. Mercer had direct access, without management intervention, to the Committee through its Chairman. Mercer assisted the Committee in evaluating and analyzing compensation and benefit design recommendations presented by management. Mercer also assisted the Committee in its review and analysis of the Supplemental Executive Retirement Plan design and the terms of the employment agreements with Messrs. Dougherty, Shanks and Hawkins.

3. Comment. We note the disclosure of general categories of individual performance goals. However, you do not appear to have provided a quantitative discussion of the terms of the necessary targets to be achieved in order for your executive officers to earn their annual performance-based incentive compensation. Please disclose the specific items of company performance and individual objectives used to determine incentive amounts, how your incentive awards are specifically structured around such performance goals and individual objectives, whether any discretion can be or has been exercised with respect to meeting such goals and objectives and to whom such discretion is applicable. Please note that qualitative goals generally need to be presented to conform to the requirements of 402(b)(2)(v). To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Finally, to the extent that it is appropriate to omit specific targets, discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors.

Company Response. As to each aspect of your comment we note the following:

NEOs annual performance-based incentive compensation is comprised of two components – Company performance and individual performance. Fifty percent of the NEOs annual incentive compensation is paid based on Company performance and fifty percent is paid based on individual performance.2

Achievement of the Company performance component of the annual performance-based incentive compensation is based on earnings per share, adjusted to exclude benefits from earnings of the cellular partnerships and the share repurchase program.3 The adjusted EPS target set by the Company for annual incentive purposes is attainable with better than expected performance. In 2006, performance against the adjusted EPS target exceeded expectations. However, as reflected by disclosed payout levels for the immediately preceding 2 years (52% and 77%), attainment of the target each year is, by no means, easy or certain. No discretion is exercised in determining the amount of annual performance-based incentive compensation payable based on Company performance.

Achievement of the individual performance component of the annual performance-based incentive compensation is based on the NEO’s achievement of specific individual objectives as reflected by the NEO’s total performance evaluation. With the exception of Mr. Orr, approximately 80% of an NEO’s total performance evaluation is based on the NEO’s level of achievement of the NEOs individual, pre-determined and pre-approved business goals and metrics4; approximately 20% of the NEO’s total performance evaluation is based on the degree to which the NEO exhibited core leadership competencies in achieving those business goals and metrics. The Company has discretion to adjust the annual incentive award payable based on an NEO’s total performance evaluation to an amount within +/- 33% of the NEOs total performance evaluation.

In the case of Mr. Orr (whose compensation requires Board approval), individual performance is based upon his achievement of specific individual objectives, including specific business goals and metrics, which are pre-determined and pre-approved by the Board. The Committee assesses Mr. Orr’s performance against these individual objectives and makes a total performance evaluation recommendation to the Board. The Board, in its discretion, makes the final determination of and approves Mr. Orr’s annual performance-based incentive compensation.

Since not all individual business goals are quantitative in nature and since part of the total performance evaluation is based on judgment as to the degree to which core leadership competencies were exhibited, there is a certain level of discretion inherent in the process used to determine an NEO’s total performance evaluation. For example, the degree to which an executive “streamlines organizations and assets to drive increased efficiency and effectiveness and reduce expenses” is ultimately a judgment call, with the final decision being made in the discretion of the Committee (or the Board in the case of the CEO) after management (or the Committee in the case of the CEO) has presented its assessments and recommendations.

[2]	Id. at 22.
[3]	Id. at 22.
[4]	Id. At 22-24

While the individual goals established for each NEO are challenging, they are attainable at target levels with strong business and financial performance.

Disclosure of the specific targets for Company performance (i.e., adjusted EPS) and specific targets for individual performance would result in the disclosure of confidential commercial and financial information that would cause competitive harm to the Company. Therefore, the Company is not required to disclose the specific targets. Please refer to the Company’s supplemental letter responding to your request for disclosure of specific targets.

4. Comment. We note that the company’s total shareholder return for the period 2004 through 2006 was 36%. Please disclose how you calculate total shareholder return.

Company Response. The Company’s total shareholder return for the performance period beginning January 1, 2004 and ending December 31, 2006 was determined by comparing (a) the average close price of the stock of the Company for each trading day occurring during the fourth quarter of 2003 ($16.56) to (b) the average close price of the stock of the Company for each trading +day occurring during the fourth quarter of 2006 ($22.64).

5. Comment. Where appropriate, please include an expanded discussion of the processes and procedures, including benchmarking, if applicable, by which the company determined the size and features of the termination, severance, and change of control packages of its named executive officers. In addition, please discuss in your compensation discussion and analysis how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements.

Company Response. On page 29 of the proxy statement, the Company describes how the termination, severance and change of control packages of each NEO were established. For Mr. Orr and Mr. Dougherty the packages were designed to mirror what they had in place when they were employed by Cincinnati Bell, the company from which the Company was spun-off in 1998. For Mr. Hawkins and Mr. Shanks, the packages were established through negotiations with the individuals at the time they were hired and the levels that were in place for Mr. Dougherty, who at the time was Mr. Hawkins’ and Mr. Shanks’ peer, influenced those negotiations. Mr. Wesolowski’s severance and change of control benefits are payable pursuant to plans applicable to a broader group of employees and adopted under circumstances described in more detail on page 29.

As referenced on page 20 of the proxy statement, the Committee has reviewed all compensation items that make up each element of compensation (including the existing termination and change of control packages) and determined that they are consistent with its objective to attract and retain the management necessary to lead and manage the Company. However, as also discussed on page 29, the Company does plan to use benchmark and market survey data to determine levels of severance and change of control packages to be offered to executive officers who are hired to fill NEO positions in the future.

Because the termination, severance and change of control packages are payable only upon events not certain to occur, these benefits have not been an influencing factor in the Company’s decisions regarding other elements of compensation such as base salary, annual and long term incentives, perquisites and retirement benefits.

6. Comment. With respect to the $30,125 perquisite amount of Mr. Orr’s personal use of the corporate aircraft, please describe the methodology for computing the aggregate incremental cost.

Company Response. As stated in the last sentence of footnote (5) to the Summary Compensation Table, aggregate incremental cost is the total variable costs (calculated on an after-tax basis) attributable to non-business use of the aircraft by Mr. Orr and/or his spouse in 2006 and the cost of the lost tax deduction for his use of such aircraft for entertainment purposes. Variable costs include charges for flight operation, ground transportation, food and beverage and applicable taxes.

7. Comment. Please do not use font size smaller than the footnotes to your table.

Company Response. In future proxy statements the Company will use a font size for the Summary Compensation Table that is no smaller than is used for the footnotes.

8. Comment. With respect to the named executive officers who participate in multiple plans, please revise the narrative to the Pension Benefits table to include a materially complete discussion of the reasons for multiple participation and the different purposes of each plan. In addition, to the extent applicable, revise the narrative to describe your policies regarding the granting of extra years of credited service.

Company Response. In general, all employees of the company including all NEOs, participate in the Company’s qualified Pension Plan. The plan is designed to provide a generally competitive level of retirement benefits to employees of the Company. However, because the plan is subject to certain limitations imposed under the Internal Revenue Code, as stated in the narrative accompanying the Pension Benefits Table on page 41 of the proxy statement, the Company also maintains a non-qualified Pension Plan that is designed to provide benefits that are not able to be provided under the qualified Pension Plan due to such limitations. Since all NEO’s are affected by these limitations (as they all have compensation which exceeds the limit set forth in Code Section 401(a)(17)), they are all eligible to participate in the non-qualified Pension Plan.

As described in more detail on page 28 of the proxy statement, the Supplemental Executive Retirement Plan (SERP) is offered to a limited number of executives (only seven individuals currently participate) in order to provide an enhanced retirement benefit designed to attract and retain key executives who are materially involved in the management of the Company.

In order to allow the executives to benefit from the favorable features of a qualified plan (up to the permissible limits), the Company has structured their retirement benefits so that the executive’s retirement benefits are provided through both the qualified Pension Plan and one (but not both) of the non-qualified plans (either the non-qualified Pension Plan or the SERP).

There is no formal policy regarding the granting of extra years of credited service. In the past, additional service credits have been granted where deemed appropriate in situations involving mid-career hires and as part of settlement negotiations in connection with terminations of employment.

9. Comment. To the extent there are any material conditions or obligations applicable to the receipt of payments or benefits, including non-compete, non-solicitation and confidentiality agreements, please describe and explain such provisions.

Company Response. The Company has imposed on each NEO material conditions and obligations applicable to the receipt of severance payments. These conditions and obligations include those described in each NEO’s Non-Disclosure/Non-Competition Agreements. The Non-Disclosure/Non-Competition Agreements prohibit disclosure of confidential information, engaging in competitive activity, and/or encouraging employees of the company to terminate their employment with the Company, at any time during the term of the executive’s employment and for a period of 2 years following the termination of the executive’s employment.

10. Comment. Disclose all assumptions made in the valuation of awards in the stock awards columns of the table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management’s discussion and analysis.

Company Response. The assumptions made in the valuation of the awards reported in the first “Stock Awards” column of the Directors Compensation Table are the same assumptions described in Notes 2 and 10 to the Company’s financial statements.

11. Comment. For each director, disclose by footnote to the stock awards columns of the director compensation table the grant date fair value of each equity award computed in accordance with FAS 123R.

Company Response. The grant date fair value of the RSU award granted to each Director in 2006, computed in accordance with FAS 123R, was $75,390.

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

If you have any further questions, comments or requests for additional information, please contact me at 513.784.1071.

Sincerely,

/s/ Karen R. Bowman
Karen R. Bowman
General Counsel and Corporate Secretary